December 5, 2024

Wade Adkins
Chief Financial Officer
Global Clean Energy Holdings, Inc.
6451 Rosedale Highway
Bakersfield, CA 93308

       Re: Global Clean Energy Holdings, Inc.
           Form 10-K For the fiscal year ended December 31, 2023
           Filed April 16, 2024
           Form 10-Q For the quarterly period ended September 30, 2024 Filed November 14, 2024
           File No. 000-12627
Dear Wade Adkins:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K For the fiscal year ended December 31, 2023
Consolidated Financial Statements
Consolidated Statements of Operations, page F-6

1. We note you recorded $25.3 million in accretion in 2022 and $44.9 million in accretion in 2023 related to the Series C shares. Please explain to us why you did not increase your net loss by the amount of the accretion in the statements of operations.
       Refer to ASC 260-10-45-11, ASC 480-10-S99-2, and ASC 480-10-S99-3A (20).
 December 5, 2024
Page 2
Long-lived Assets, page F-17

2. You disclose, in part, that various scheduling issues experienced to date with CTCI and other factors beyond your control have delayed the completion of the Facility. In addition, you disclose that EMOC terminated the POA due to failure to achieve the
       June 30, 2023 start date. As it relates to your accounting for the construction in process for the Facility, please address the following:

             Tell us whether you tested for recoverability during 2023 the construction in process, as set forth in ASC 360-10-35-21 and 35-34;
             If you did not test these assets for recoverability, describe to us the basis for your determination;
             If you did test these assets for recoverability, describe for us the significant assumptions and amounts of your undiscounted cash flows analysis under ASC
           360-10-35-17;
             Identify for us the assets and liabilities that were grouped, as set forth in ASC
           360-10-35-23;
             Tell us whether the liability related to the Class B Units was included in the asset group and the basis for your determination;
             Tell us how you considered the preferential rights to $1.2 billion in cash distributions from the operations of the Facility attributable to the Class B Units, as disclosed on page 22, and whether and to the extent these potential distributions impacted your undiscounted cash flow analysis; and
             Evaluate for us whether the assumptions used in developing your undiscounted cash flow analysis are reasonable in relation to the assumptions used in developing the fair value of the liability related to the Class B Units, as discussed in ASC 360-10-35-30. Describe for us the similarities and differences in the assumptions used.
Class B Units, page F-29

3. We note the fair value of the Class B Units at December 31, 2023 was $3.6 million.
       We also note disclosure related to significant amounts of preferential rights related to the Class B Units here and on page 22 (i.e., $1.2 billion). Please clarify for us with specificity the relationship between these amounts and the reason for the significant disparity between the fair value of the units and the amounts disclosed as preferential rights. Please also clarify the disclosure related to these amounts. For example, address whether the reference to $1.2 billion on page 22 relates solely to Class B units, and reconcile the $1.2 billion amount to the disclosure on page F-29, under
       Class B Units.
 December 5, 2024
Page 3
Form 10-Q For the quarterly period ended September 30, 2024
Inventories, page 14

4. We note to the extent the aggregate market value of your weighted-average inventories subsequently increases, you recognize an increase to the value of your inventories (not to exceed cost) and a gain in your statements of operations. Please explain to us how you determined the basis for this aspect of your accounting.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services